February 11, 2011

Damon Colbert, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          China Growth Corporation
Form 8-K
Filed December 21, 2010
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed October 13, 2010
File No. 000-52339

Dear Mr. Colbert:

This will confirm your conversation with Richard I. Anslow, legal counsel for China Growth Corporation. China Growth Corporation (the “Company”) will respond by February 25, 2011 to the letter of the United States Securities & Exchange Commission (the “Commission”) dated January 18, 2011 related to the Company’s Form 8-K filed on December 21, 2010 and the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010.

We are requesting this extension so that we can properly respond to the comments and address the auditing comments with our independent auditor. Additionally, as you know, on December 15, 2010 the Company entered into a Share Exchange Agreement with Wealth Environmental Protection and a simultaneous financing with various investors (the “Transaction”). As a result of the Transaction, the Company is required to file a Form S-1 Registration Statement. As such, the Company proposes to file both the Form S-1 Registration Statement, as well as the revised Form 8-K and Form 10-K, on the same date. Please note that the Company is negotiating with investors to extend the S-1 filing date for an additional 30 days. To date this has not occurred. Therefore, the Company seeks additional time to provide responses to the Commission’s comments based on the above.

Please contact us if you should you have any question.  Thank you for your attention.

Sincerely yours,

ANSLOW & JACLIN, LLP

By: /s/ Richard I. Anslow